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                          September 29, 2022

       Luis Merchan
       Chief Executive Officer
       Flora Growth Corp.
       365 Bay Street, Suite 800
       Toronto, Ontario, M5H 2V1

                                                        Re: Flora Growth Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed September 23,
2022
                                                            File No. 333-267585

       Dear Mr. Merchan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rebecca G. DiStefano,
Esq.